Exhibit 99.1

[Company Letterhead]

LGA hired Houghton in mid-February, 2005.

LGA informed Houghton she was being shifted to full-time status about June 15, 2005.

On June, 20th, 2005, Houghton defrauded LGA/Advanta by illegally acquiring an LGA credit card in Houghton’s name.

Starting in July, 2005, Houghton began a check fraud scheme that over the next 13 months resulted in seven bogus checks totaling $11,547.74.  All of these checks were recorded as paid to legitimate vendors.  All of these checks were removed by Houghton from the monthly bank statements.

Starting in July, 2005, Houghton began an obscure fraud scheme using LGA’s merchant account to reverse funds from LGA’s checking account into Houghton’s credit card.

Starting in July, 2005, Houghton began using LGA’s Capital One Visa card for her own benefit.

Starting in January, 2006, Houghton began using the Advanta credit card she fraudulently acquired for her own benefit.

Houghton was fired from LGA on September 28, 2006 after confessing to the check scheme in the telephonic presence of a Colorado Springs Police Officer at about 7:30 p.m.

I believe Houghton profiled LGA as an opportunity to continue engaging is a pattern of behavior we now know is broader than her nefariousness at LGA.  Upon being informed of her change from part-time to full-time status, she already had researched the cardholder information on an account LGA had used for less than 10 transactions since 2002.  And within five days of going to fulltime status, Houghton had an LGA Advanta card in her name.

Houghton had seen LGA refund certain charges to customer credit cards and had observed how shallow the paper trail on such activity was.  Houghton began using this technique in July, 2005.

Houghton’s record of activity at LGA was not of merely falling prey to temptation.

Houghton came to LGA with a plan.

At the time Houghton was fired, Houghton was over 20 days late in paying an LGA vendor for a new production tool.   Houghton was again told to pay the invoice on Friday, September 22.  I had a business trip starting Sunday the 24th and I arrived back in the office the morning of September 28th.  The previous Friday was the last time I saw Houghton.  Before I could confront Houghton about the tooling payment not being made, events overtook this pending reality, and Houghton was fired for the fraud the Auditors discovered.

I was close behind the Auditors.  LGA received $150,000 in funding from an investor in late July.  These funds were earmarked for new GearWagon tooling. When the time came to pay for the tooling on September 7, 2006, Houghton stalled.

At that point Houghton’s fate was sealed.

LGA management was remiss in detecting Houghton’s nefarious plan by at least four months.

Houghton’s lasting impact on LGA is of two dimensions; one financial, measured in damages and mitigated in recovery; and one managerial, with a future that will not be fooled again.

Sincerely,

/s/ Marty L. Williams
Marty L. Williams
President and CEO
LGA Holdings, Inc.